Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2013

Results of operations – management discussion & analysis

Three months ended March 31, 2013 versus three months ended March 31, 2012

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2013 and 2012 per charter category were as follows:

	Three months ended March 31,
	2013		2012
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.3	2%	2.3	2%
Time charter-fixed rate	29.8	31%	19.2	19%
Time charter-variable rate (profit share)	19.0	19%	24.2	24%
Pool arrangement	2.4	3%	6.1	6%
Voyage charter-spot market	44.2	45%	50.4	49%

Total voyage revenue	97.7	100%	102.2	100%

Voyage revenues from vessels were $97.7 million during the quarter ended March 31, 2013, compared to $102.2 million during the quarter ended March 31, 2012, a decrease of $4.5 million or 4.4%. The freight market was soft in both periods, primarily due to an over-supply of tankers despite the relatively strong demand for oil. The marginal decrease in revenue was to some extent due to a decrease in the number of vessels by the equivalent of 1.8 vessels or, in terms of days available for trading, a decrease of 207 days compared to the same quarter in 2012. The average number of vessels during the first quarter of 2013 was 46.2 compared to 48.0 in the first quarter of 2012. After the first quarter of 2012, the Company sold the VLCCs La Madrina and La Prudencia and took delivery of its first DP2 suezmax shuttle tanker Rio 2016.

Bunker prices were lower by 9.5% in the first quarter of 2013 compared to the first quarter of 2012 and the two VLCCs, which bore high voyage costs in the first quarter of 2012, have been sold. These savings were offset by the increase in the days the vessels were employed in spot voyages by 16%. As a result of the above, the average time charter equivalent rate per vessel increased to $18,176 per day compared to $17,129 per day in the previous year’s first quarter. Among the conventional tankers, only the product carriers earned better rates in the first quarter of 2013 compared to the first quarter of 2012. The LNG carrier also had a significant impact, as a result of operating for the entire quarter under a time charter with almost double the rate compared to the prior year’s first quarter, compared with spending half the first quarter of 2012 in dry-docking, incurring high related voyage expenses.

The number of days utilized in profit-share arrangements dropped to 1,136 compared to 1,341 in the first quarter of 2012. The number of days employed on spot and contract of affreightment increased to 1,280 from 1,108, and days that vessels operated in a pool during the first quarter of 2013 were only 184 compared to 544 in the first quarter of 2012. Operating days on pure time-charter without profit share increased to 1,475 days from 1,142 days between the two first quarters. There was an increase in the total number of days that the fleet was employed under charters with a fixed rate due to the expiration of charters with a variable element and the exit from pools of six vessels, of which four moved to spot employment and two were placed in fixed employment. Also, certain vessels entered the spot market on expiration of their variable rate employment, to await more lucrative time-charters in the future if market conditions improve.

Average daily TCE rate earned for the three month periods ended March 31, 2013 and March 31, 2012 were as follows:

	Q1 2013	Q1 2012
	$	$
LNG carrier	80,500	30,999
VLCC	35,500	23,833
Suezmax	19,493	21,857
DP2 Suezmax shuttle	15,740	—
Aframax	15,010	18,187
Panamax	14,749	15,079
Handymax	14,402	12,302
Handysize	17,537	13,243

The new shuttle tanker secured a spot voyage en route to Brazil where it started its time-charter in the second quarter.

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2013	2012
	$’000	$’000
Voyage revenues	97,693	102,230
Less :Voyage Expenses	(24,526)	(32,312)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	900	910

Time charter equivalent revenues	74,067	70,828

Divided by: net earnings (operating) days	4,075	4,135
Average TCE per vessel per day	18,176	17,129

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2013 was 97.9% compared to 94.7% for the first quarter of 2012. The days lost in the first quarter of 2013 primarily relate to the dry-docking of Triathlon and repositioning voyages in a few other vessels which changed employment. In the first quarter of 2012 lost days relate to the dry-docking of Neo Energy, Antarctic, Arctic, and Sakura Princess, repairs on Afrodite and off-hire days of La Prudencia and La Madrina.

Commissions

Commissions amounted to $3.8 million, or 3.8% of revenue from vessels, during the quarter ended March 31, 2013, compared to $3.7 million or 3.6% of revenue from vessels, for the quarter ended March 31, 2012. The slight increase was due to changes in employment on several vessels, where commission rates were higher.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2013	2012		2013	2012
	$ million	$ million		$	$
Bunkering expenses	17.2	22.6	(23.9)%	13,440	20,403	(34.1)%
Port and other expenses	7.3	9.7	(24.5)%	5,722	8,759	(34.7)%

Total voyage expenses	24.5	32.3	(24.1)%	19,162	29,162	(34.3)%
Days on spot and Contract of Affreightment (COA) employment				1,280	1,108	15.5%

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $24.5 million during the quarter ended March 31, 2013, compared to $32.3 million during the prior year’s first quarter, a 24.1% decrease. The total operating days on spot charter and contract of affreightment totaled 1,280 days in the first quarter of 2013 compared to 1,108 days in the first quarter of 2012. Although voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot, much of the decrease can be explained by the average cost of bunkers (fuel) purchased for the fleet, which decreased by 9.5% from the first quarter of 2012 to the first quarter of 2013, contributing to a $5.4 million decrease in overall expenditure on bunkers, or $6,963 on a daily basis, between the two first quarters.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2013	Q1 2012	% increase/ (decrease)	Q1 2013	Q1 2012	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	18.2	19.1	(4.4)%	4,479	4,458	0.5%
Insurances	3.1	3.7	(16.0)%	756	857	(11.8)%
Repairs and maintenance, and spares	4.0	5.5	(27.3)%	974	1,277	(23.7)%
Stores	2.1	2.0	5.9%	523	470	11.3%
Lubricants	1.5	1.7	(7.6)%	379	391	(3.1)%
Quality and Safety	0.3	0.4	(26.5)%	69	89	(22.5)%
Other (taxes, registration fees, communications)	2.1	3.1	(36.5)%	512	766	(33.3)%

Total operating expenses	31.3	35.5	(11.9)%	7,692	8,308	(7.4)%

Earnings capacity days excluding vessel on bare-boat charter				4,071	4,277

Vessel operating expenses are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). Total operating costs were $31.3 million during the quarter ended March 31, 2013 as compared to $35.5 million during quarter ended March 31, 2012, a decrease of 11.9%, whereas earnings capacity days decreased only by 4.8%. As a percentage of voyage revenues, vessel operating expenses were 32.1% in the first quarter of 2013 and 34.7% in the first quarter of 2012.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $7,692 for the quarter ended March 31, 2013 from $8,308 for the quarter ended March 31, 2012, a 7.4% decrease.

The decrease in operating expenses is mostly due to high repairs and maintenance expenses incurred in the first quarter of 2012 during dry-dockings, included the first dry-docking on the LNG carrier. Repair activity was high in the first quarter of 2012, as four vessels underwent dry-dockings compared to only one in the first quarter of 2013. Lubricant costs also decreased as a result of the decreased bunker prices. Crew expenses declined by 4.4% between the first quarter of 2013 and 2012 as a result of the reduction of the size of the fleet by the equivalent of 1.8 vessels. The impact of the exchange rate was minimal since US$ weakened only by 0.6% between the two quarters. Other operating expenses were lower as a result of decreased general expenses.

Depreciation

Depreciation was $22.3 million during the quarter ended March 31, 2013 compared to $23.7 million during the quarter ended March 31, 2012, a decrease of 6%. This was primarily due to the reassessment of the residual value of the vessels. Effective October 1, 2012 the estimated scrap value per light weight ton (LWT) was increased to $390 from $300. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The decrease in quarterly depreciation expense is expected at approximately $0.95 million per quarter based on the Company’s fleet as at the year ended December 31, 2012.

Amortization of deferred charges

During the quarter ended March 31, 2013, amortization of deferred dry-docking charges was $1.2 million compared to $1.1 million in the prior year’s first quarter. For the most part the total quarterly charge for the respective quarters relates to the same charges for the same vessels. The slight increase is due to the drydocking of Neo Energy, which was performed at the end of the first quarter of 2012.

Impairment

Our tests did not indicate that an impairment charge was required for any vessel at March 31, 2013. At December 31, 2012, it was determined that the carrying value of the VLCC tanker Millennium was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, its carrying value was reduced to fair market value at December 31, 2012. Tests performed in the first quarter of 2013, did not indicate any need for further impairment charge.

Management fees

Management fees totaled $3.9 million during the quarter ended March 31, 2013, a 1.3% decrease over the quarter ended March 31, 2012. The decrease is due to the decrease of the average number of vessels between the two quarters by the equivalent of 1.8 vessels.

The Company pays to Tsakos Energy Management Ltd. (the “Management Company”) fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In the first quarters of 2013 and 2012, all the fleet apart from the LNG carrier is technically managed by TCM.

Since January 1, 2012, monthly fees for operating vessels were $27,500 per month. The monthly fee relating to chartered-in or chartered out on a bareboat basis or for vessels under construction was $20,400. In the first quarter of 2012, management fees for the LNG carrier were $32,000 per month, of which $7,000 were paid to the Management Company and $25,000 to a third party manager. From April 1, 2012, management fees for the LNG carrier are $35,000, of which $10,000 will be paid to the Management Company and $25,000 to the third party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and will apply from the delivery of the vessels. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.1 million during the quarter ended March 31, 2013 compared to $0.8 million during the previous year’s first quarter, an increase of 36.7% mainly due to increased legal costs and travelling expenses as part of various investment projects run during the first quarter of 2013.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,220 for the first quarter of 2013, compared to $1,139 in the first quarter of 2012. The increase was primarily due to the increased general and administrative expenses.

Stock compensation expense

In the first quarter of 2013, there was no stock compensation expense as the last outstanding RSUs vested in the second quarter of 2012. The compensation expense in the first quarter of 2012 amounted to $0.2 million. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price upon issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain on sale of vessels

There were no vessel sales during the first quarters of 2013 and 2012.

Operating income

Income from vessel operations was $9.7 million during the first quarter of 2013 compared to $1.0 million during the first quarter of 2012.

Interest and finance costs

	Three months ended March 31,
	2013	2012
	$ million	$ million
Interest expense	10.3	11.8
Less: Interest capitalized	(0.7)	(0.3)

Interest expense, net	9.6	11.5
Interest swap cash settlements non-hedging	1.5	3.0
Bunkers swap cash settlements	(0.05)	(0.8)
Change in fair value of non-hedging bunker swaps	(0.04)	(0.7)
Amortization of deferred loss on de-designated financial instruments	0.2	0.4
Change in fair value of non-hedging interest rate swaps	(1.8)	(3.3)
Amortization of loan fees	0.2	0.2

Net total	9.6	10.3

Interest and finance costs were $9.6 million for the first quarter of 2013 compared to $10.3 million for the quarter ended March 31, 2012, a decrease of 6.5%. Interest expense in the above table consists of loan interest and interest incurred on hedging swaps. Loan interest in the first quarter of 2013 increased by 24.3% to $8.8 million from $7.1 million in the first quarter of 2012. The average balance of outstanding debt was approximately $1,422 million for the first quarter of 2013 compared to $1,524 million for the previous year’s first quarter. The increase in loan interest is mainly due to the increased margins agreed with the lending banks following waivers for certain loan covenants obtained in April 2013, effective from December 31, 2012. Average loan interest rate increased to 2.48% from 1.84%. Interest paid on both hedging and non-hedging swaps amounted to $1.9 million compared to $7.7 million in the first quarter of 2012. Despite the increase in the margins, the average all-in loan finance cost in the first quarter of 2013, taking account of net swap interest paid, decreased to 3.03% from 3.83% in the previous year’s first quarter, as a result of the expiry of seven interest rate swaps in the later part of 2012.

There was a positive movement of $1.8 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2013, compared to a positive movement of $3.3 million in the first quarter of 2012. In addition, amortization of a deferred loss on a swap which became ineffective during 2010 and was de-designated as a non- hedging swap amounted to $0.2 million in the first quarter of 2013 compared to $0.4 million in the first quarter of 2012.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2013, capitalized interest was $0.7 million compared to $0.3 million in the previous year’s first quarter, the increase being due to the addition of one LNG carrier under construction and the different stage of completion of the vessels under construction between the two periods. In the first quarter of 2013, we had under construction three vessels, including one close to delivery, whereas in the first quarter of 2012 there were two vessels under construction, but at an earlier stage of completion.

Interest income

Total income derived from bank deposits was $0.1 million during the first quarter of 2013, compared to $0.5 million during the first quarter of 2012. The decrease in interest income is due to the reduction of average cash balances between the two periods.

Non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the first quarter of 2013 amounted to $0.1 million compared to $0.05 million in the first quarter 2012. The difference was due to decreased operating expenses in the first quarter of 2013, offset by increased interest rate costs.

Net loss/income

As a result of the foregoing, net income for the quarter ended March 31, 2013 was $1.0 million, or $0.02 per diluted share, versus net loss of $8.8 million, or $0.19 per diluted share, for the quarter ended March 31, 2012. The weighted average number of shares (diluted) during the first quarter of 2012 was 56,443,237 compared to 46,208,737 during the first quarter of 2012.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2013 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2013, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2014, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) has turned to a negative $77.1 million at March 31, 2013, compared to negative $10.5 million as at March 31, 2012. Current assets decreased to $204.0 million at March 31, 2013 from $297.1 million at March 31, 2012 mainly due to decreased cash in non-restricted cash holdings by $53.1 million. Current liabilities decreased to $277.2 million at March 31, 2013 from $303.2 million at March 31, 2012, due mainly to a decrease in the current portion of long-term debt by $31.3 million.

Net cash provided by operating activities was $39.8 million in the quarter ended March 31, 2013 compared to $18.3 million in the previous year’s first quarter. The increase is mainly due to the increase in revenue (net of voyage expenses) generated by operations. Expenditure for dry-dockings is deducted from cash generated by operating activities. The expenditure in the first quarter of 2013 on dry-dockings amounted to $1.2 million compared to $3.5 million in previous year’s first quarter.

Net cash used in investing activities was $58.2 million for the quarter ended March 31, 2013, compared to net cash from investing activities of $0.9 million for the quarter ended March 31, 2012. In the first quarter of 2013 we paid $49.3 million relative to the acquisition of the DP2 suezmax shuttle tanker Rio 2016. Net funds for improvements on existing vessels amounted to $1.4 million. In the equivalent period of 2012, net funds paid for improvements of vessels amounted to $0.6 million. In the first quarters of 2013 and 2012, there were no sales of vessels.

In the first quarter of 2013, advances for vessels under construction amounted to $7.4 million compared to $0.4 million in the first quarter of 2012. There was one DP2 suezmax shuttle tanker and one LNG carrier on order as at March 31, 2013, and two DP2 suezmax shuttle tankers on order as at March 31, 2012. Delivery of one DP2 suezmax shuttle tanker, Brasil 2014 took place in April 2013. Construction of a third DP2 suezmax shuttle tanker was cancelled and we are currently in discussions with the shipyard regarding the possible substitution of two alternative vessels at delivery dates to be determined utilizing the $4.5 million deposit paid as first installment for the cancelled vessel. The contract for the LNG carrier has been renegotiated in terms of specifications, delivery and timing, which resulted in expected delivery of the vessel in 2016.

Remaining payments for vessels on order at March 31, 2013, are $330.5 million. Scheduled remaining payments as of March 31, 2013 are $82.8 million from April to December 2013, $71.0 million in 2014, $60.6 million in 2015 and $116.1 million in 2016.

Net cash provided by financing activities was $6.6 million in the quarter ended March 31, 2013, compared to $7.4 million used during the quarter ending March 31, 2012. In March 2013, we drew down an amount of $46.0 million for the financing of Rio 2016. There were loan repayments of $31.3 million and a prepayment of $20.4 million on sale of La Prudencia, which took place in the fourth quarter of 2012. In the first quarter of 2012, we drew down an amount of $28.4 million and made repayments of $29.6 million.

Total debt outstanding decreased from $1,442.4 million at the beginning of the first quarter 2013 to $1,436.7 million by the quarter end. The debt to capital (equity plus debt) ratio was 60.7% at March 31, 2013 (or 58.3% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage on outstanding loans was approximately 24.5%.

On May 2, 2013, the Company completed an offering of 2 million of 8% cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts, were $48.3 million. The Company plans to use the net proceeds of the offering for general corporate purposes, which may include making vessel acquisitions or investments.

A dividend of $0.05 per share of common stock outstanding, was declared on April 19, 2013 and paid on June 5, 2013, totaling $2.8 million. Also the Company on May 24, 2013 declared a dividend of $0.05 per share of common stock outstanding payable on September 12, 2013 to shareholders of record as of September 9, 2013. The Company also declared a pro-rated dividend of $0.44444 per share on its 8.00% cumulative redeemable perpetual preferred shares payable on July 30, 2013 to preferred shareholders of record as of July 29, 2013. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.